Documents Attached to the Notice of Convocation of the Ordinary General Meeting of Shareholders

Business Report for the 24th Fiscal Year

April 1, 2025 to March 31, 2026

Sumitomo Mitsui Financial Group, Inc.

(Documents Attached to the Notice of Convocation of the Ordinary General Meeting of Shareholders)

Business Report for the 24th Fiscal Year

(April 1, 2025 to March 31, 2026)

1. Matters Regarding the Current Condition of the Company

(1) Business Progress and Results of the Group

Economic and Financial Environment

During fiscal 2025 (the fiscal year ended March 31, 2026), the global economy experienced moderate growth overall. Concerns increased regarding the impact of trade policies, including the tariff measures announced by the U.S. government in April 2025. However, from the summer onward, downward pressure on the economic activity began to ease in many countries, including Japan, against the backdrop of phased agreements in trade negotiations with the United States. Additionally, monetary easing by central banks in major countries also supported economic conditions. Toward the end of the fiscal year, however, heightened tensions in the Middle East increased uncertainty over the economic outlook. In the United States, the deterioration of the employment situation caused by tariff increases and the impact of the government shutdown weighed on the economy. However, domestic demand was supported by an expansion of related investment driven by strong AI demand and an increase in consumption by high-income groups against the backdrop of higher stock prices. As a result, the economy remained firm. In Europe, downward pressure increased, mainly on external demand, due to the U.S. tariff measures. However, personal consumption increased against the backdrop of favorable employment and income conditions, and the economy recovered moderately. In Southeast Asia, despite the U.S. tariff increases, exports of digital-related goods, such as semiconductors, increased significantly due to the expansion of global AI demand. As a result, the economy maintained an expansionary trend. On the other hand, in China, external demand remained strong mainly due to increased exports to Asia. However, consumption stagnated as the effectiveness of government subsidy policies diminished. In addition, investment in construction and other areas slowed due to a sluggish real estate market, and the economy decelerated as a result.

In Japan, although some areas showed signs of a pause, the economy continued to recover moderately overall. First, in the corporate sector, exports to the United States declined due to U.S. tariff measures. However, exports to countries and regions other than the United States remained firm, mainly against the backdrop of rising AI demand. As a result, external demand remained generally resilient. Capital investment increased, mainly driven by labor-saving investments to address labor shortages, investments in growth areas including AI-related fields, and upgrades and replacements of existing facilities. In the household sector, personal consumption increased moderately, supported by the gradual moderation of the upward trend in food prices and improvements in employment and income conditions, including a high rate of wage increases driven by labor shortages. Regarding prices, the consumer price index excluding fresh food rose year-on-year to the high-3% range in the first half of the fiscal year, reflecting persistently high food prices and corporate price pass-through. However, due to the government subsidies for gasoline and diesel fuel as well as a slowdown in the upward trend in rice prices, the index declined to below 2% toward the end of the fiscal year.

In the Japanese financial and capital markets, the Bank of Japan (hereinafter, "BOJ") raised its policy interest rate at its Monetary Policy Meeting held in December 2025, resulting in short-term market interest rates remaining in the 0.7% range toward the end of the fiscal year. Long-term market interest rates temporarily declined to the 1.1% range in April 2025 due to uncertainty over U.S. tariff measures. Subsequently, they rose to the 2.3% range toward the end of the fiscal year, amid growing speculation about additional interest rate hikes by the BOJ and expectations for fiscal expansion by the government. In terms of foreign exchange, the yen temporarily appreciated against the U.S. dollar, reaching the 139 yen per dollar range, reflecting concerns about a slowdown in the U.S. economy following the U.S. government's announcement of its tariff policy. However, from the summer onward, expectations of fiscal expansion in Japan grew. In addition, amid heightened tensions in the Middle East, concerns spread that rising resource prices would expand the trade deficit, contributing to the yen's depreciation to nearly 160 yen per U.S. dollar. The Nikkei Stock Average fell below 31,000 at the beginning of the fiscal year following the announcement of U.S. tariff measures. Subsequently, it rose to nearly 59,000 due to the conclusion of tariff negotiations between Japan and the United

States and expectations for the economic policies of the new Takaichi administration. At the end of the fiscal year, risk-averse moves intensified amid heightened tensions in the Middle East, causing the index to retreat to the 51,000 range.

Regarding financial laws and regulations, the Financial System Council published a summary report by the "Working Group on Crypto-Assets." Based on the report, necessary institutional or regulatory revisions concerning banks' handling of crypto assets are expected to be made going forward.

Business Progress and Results

Under the prevailing economic and financial environment, Sumitomo Mitsui Financial Group, Inc. (hereinafter, "the Company") and its subsidiaries (hereinafter, collectively with the Company, "the Group"), which mainly engage in commercial banking and other financial services, including leasing, securities, and consumer finance, have been working toward realizing the vision of becoming "a trusted global solution provider committed to the growth of its customers and the advancement of society," and have been implementing the Medium-Term Management Plan "Plan for Fulfilled Growth" for the three years from fiscal 2023 to fiscal 2025.

During fiscal 2025, the final year of the Medium-Term Management Plan, the Group advanced the final stage of initiatives based on the three core policies aiming for "Growth with Quality" as set out in the Medium-Term Management Plan. At the same time, the Group looked ahead to the next Medium-Term Management Plan and launched various measures.


VISION
A trusted global solution provider committed to the growth of our customers and advancement of society
Growth with Quality
Create social value
Contribute to "Fulfilled Growth"
Pursue economic value
Transformation & Growth
Rebuild corporate infrastructure
Quality builds Trust

(1) Create Social Value: Contribute to "Fulfilled Growth"

The Group advanced initiatives to address the following five priority issues with the aim of contributing to the realization of "Fulfilled Growth," where people feel fulfilled as economic growth accompanies the resolution of social issues.


Environment
Support transition to achieve a decarbonized society
Contribute to the conservation and the restoration of natural capital
DE&I (Note 1) / Human Rights
Realize a workplace where employees enjoy high job satisfaction
Respect for human rights throughout the supply chain
Poverty & Inequality
Break the cycle of poverty and inequality for the next generation
Contribute to financial inclusion in developing countries
Declining Birthdate & Aging Population
Relieve anxiety about the 100-year life era
Build user-friendly infrastructure to support a society with a declining population
Japan's Regrowth
Support customers' business model transformation
Create innovation and foster new industries

(Note 1) A concept combining Diversity, Equity, and Inclusion. It refers to companies providing appropriate support according to each individual's circumstances and characteristics, and creating an environment in which diverse talent can fully demonstrate their capabilities.

In the current fiscal year, at the Group, the number of initiatives eligible for the "Shaka-Kachi AWARD," an award that recognizes projects that contribute to social value creation, approximately doubled compared with the previous fiscal year, demonstrating the steady expansion of efforts toward social value creation.

In addition, in preparation for the next Medium-Term Management Plan, the Group identified focus areas where it can leverage its strengths and held extensive discussions on reorganizing its materiality, with the aim of further enhancing and expanding initiatives related to social value creation. With respect to information disclosure, the Group also strengthened initiatives to visualize the impact of its initiatives on society and the environment and worked to communicate more effectively with a wide range of stakeholders.

With regard to "Environment," the Group promoted sustainable finance (Note 2) to support customers' efforts toward decarbonization. With respect to transition finance (Note 3), which is part of sustainable finance, the Group contributed to promoting global discussions and expanding the market, including through participation in the development of international guidelines. The Group also proactively engaged in risk-taking to support the social implementation of new energy and new technologies that are essential for decarbonization of the real economy over the medium to long term. In addition, the Group promoted initiatives toward building a circular economy (Note 4) including, as one example, collaborations to expand chemical recycling businesses that reuse used PET bottles and other materials as resources.

Regarding "DE&I and Human Rights," Sumitomo Mitsui Banking Corporation (hereinafter, "SMBC") made it mandatory for male employees to take childcare leave, enabling employees, regardless of gender, to balance work and childcare while actively contributing to the organization. In addition, SMBC promoted efforts at each workplace to strengthen team resilience so that business operations can continue smoothly even when employees take childcare leave. In addition, to enhance the framework for promoting respect for human rights, the Group expanded the grievance framework on a group-wide basis utilizing the "Engagement and Remedy Platform," operated and provided by the Japan Center for Engagement and Remedy on Business and Human Rights, from the framework introduced in fiscal 2024 at SMBC. The Group also worked to strengthen its response to human rights risks in transactions with a third party.

Concerning "Poverty & Inequality," SMBC opened "Atelier Banrai -ITABASHI-" by utilizing a former branch site and provided various experiential programs and other opportunities to many children in collaboration with various companies and organizations. Overseas, as part of financial inclusion initiatives aimed at expanding access to financial products and services to individuals without bank accounts and entities with limited access to financial services, SMFG India Credit Company Limited in India and PT Bank BTPN Syariah Tbk in Indonesia provided microfinance (Note 5) mainly targeting women in rural areas and thereby

supporting customers' social independence.

Concerning "Declining Birthrate & Aging Population," the Group supports efforts to alleviate concerns about the "100-Year Life Era" through both financial and non-financial services. As part of these initiatives, SMBC Consumer Finance Co., Ltd. held a financial and economic education program for elementary and junior high school students at Expo 2025 Osaka, Kansai, Japan. Through these and other financial and economic education initiatives, the Group contributed to the improvement of financial literacy among the next generations who will lead society. The cumulative number of participants in our financial and economic education programs exceeded 1.5 million, and the Group achieved the target for the 10-year period beginning in fiscal 2020 ahead of schedule. In addition, to address various social issues arising from the aging of society, the Group promoted the digitalization of its retail business centered on "Olive," a comprehensive financial service for individual customers, and developed a platform that enables customers to access a wide range of financial services regardless of region.

Regarding "Japan's Regrowth," the Group promoted innovation and the development of new industries through initiatives that transcend the boundaries between industry and academia. The Group entered into a partnership agreement with the University of Tokyo. Through this partnership, the Group established a framework to support the return of research and educational outcomes to society by combining the expertise, research outcomes, human resources, and other resources of the university's diverse researchers with the Group's network, financial resources, and other assets. In addition, to promote open innovation and support startups, the Group newly opened "HOOPSLINK" and "HOOPSLINK KANSAI." Through these facilities, the Group advanced initiatives to promote collaboration among startups, companies, local governments, and research institutions and to create new businesses.

(Note 2) Refers to a financing method that contributes to solving environmental and social issues. The Group defines it as "green finance, social finance, transition finance, and other financing that supports and promotes the resolution of environmental and social issues."

(Note 3) Refers to a financing method aimed at supporting companies undertaking efforts to reduce greenhouse gas emissions in line with a long-term strategy for realizing a decarbonized society. The Group defines it as "financial services provided to support customers in aligning their business with pathways consistent with the goals of the Paris Agreement."

(Note 4) An economic system that aims to circulate resources efficiently, create a sustainable society, and achieve economic growth.

(Note 5) Refers to the provision of small loans, savings, insurance, and other financial services aimed at alleviating poverty.

(2) Pursue Economic Value: Transformation & Growth

To further enhance profitability while improving capital efficiency, the Group has engaged in steadily realizing the benefits of growth investments and various initiatives undertaken to date as well as transforming its business portfolio in the following seven key strategic areas.



Seven Key Strategic Areas
Transformation
Continuous reform of business model
I
Reform domestic business for possible interest rate hike
II
Improve capital efficiency with B/S discipline
III
Build global portfolio based on growth potential
1 Build digital-based retail business
2 Strengthen payment business
3 Enhance wholesale business utilizing digital technology
4 Expand institutional investor business
5 Strengthen global CIB (Note 6) and S&T (Note 7)
6 Deepen and expand U.S. business
7 Realize growth through our Multi-Franchise Strategy
Growth
Establish franchise in key strategic areas
Tireless pursuit of Group synergies
Risk taking at opportune times
Pursuit of new challenges, and innovation

(Note 6) Abbreviation for "Corporate and Investment Banking." A business model that provides corporate customers with integrated commercial banking services such as deposits and loans, and investment banking services, such as capital markets financing and M&A advisory.

(Note 7) Abbreviation for "Sales & Trading." A business that provides corporations and institutional investor customers with solutions using marketable products such as foreign exchange, bonds and derivatives.

Specifically, the Group advances the following initiatives in the Retail, Wholesale, Global, and Global Markets Business Units.

I. Retail Business Unit

The Retail Business Unit primarily focuses on services for individual customers.

SMBC and Sumitomo Mitsui Card Company, Limited worked to further expand group businesses centered on "Olive." The number of "Olive" accounts surpassed 7.5 million in the three years since the service was launched, and public awareness of "Olive" has also steadily improved. This has contributed to increases in the deposit balances and the number of credit card members. In addition, to expand its share in the cashless market, the Group also commenced service collaboration with PayPay Corporation, which holds the top share in the code payment market.

To further enhance the diversity and quality of services offered through "Olive," the Group established Olive Consulting Co., Ltd., a joint venture with SBI Group. An increasing number of customers prefer digital procedures for checking transaction balances and making small investments. At the same time, there is also a clear need for face-to-face consultations for customers' investment decisions. In response to these evolving needs, Olive Consulting Co., Ltd. launched "Flexible Consulting," which places high-quality, in-person consulting at its core while leveraging the digital convenience of "Olive."

II. Wholesale Business Unit

The Wholesale Business Unit primarily focuses on businesses for corporate clients in Japan.

Amid increasing activities aimed at expanding growth investments and enhancing corporate value, the Group provided integrated solutions tailored to each client's stage of growth. In addition, SMBC and SMBC Nikko Securities Inc. strengthened their strategic capital and business alliance with Jefferies Financial Group Inc. Through collaboration with Jefferies Financial Group Inc., they enhanced their framework for supporting the global expansion of large corporate clients in Japan, including cross-border M&A transactions.

In addition, SMBC launched "Trunk," a comprehensive digital financial service for corporate customers, in order to help solve business challenges faced by corporate clients and support "Japan's Regrowth." The service goes beyond the provision of bank accounts and payment methods to offer integrated support for streamlining accounting operations and cash management.

III. Global Business Unit

The Global Business Unit primarily serves Japanese and non-Japanese corporate clients and financial institutions overseas, as well as foreign corporate clients operating in Japan.

In order to improve capital efficiency through a review of the business portfolio, the Group continued to reduce low-profitability assets and allocate resources to growth areas. In addition, as part of its "Multi-franchise Strategy" which aims to create a second and third franchise of the Group in Asia, the Group established the India Headquarters as a new regional headquarters to strengthen support for clients' entering India and expanding their businesses there. Furthermore, the Group invested in YES BANK Limited, a commercial bank in India, and established a foundation for capturing growth in Asia over the medium to long term.

IV. Global Markets Business Unit

The Global Markets Business Unit carries out ALM operations (Note 8) that comprehensively manage the liquidity risk and interest rate risk, and provides services to clients through marketable financial products such as foreign exchange, derivatives, bonds, and equities.

During fiscal 2025, the outlook remained uncertain following factors including the U.S. government's announcement of tariff measures in April 2025. Even in this environment, the Global Markets Business Unit appropriately controlled risk exposure in managing equity and bond portfolios, steadily captured investment opportunities and secured earnings. Furthermore, with regard to foreign currency funding, in order to continuously support clients' overseas businesses, the Global Markets Business Unit diversified funding methods and expanded the investor base while proactively responding to changes in the funding environment and managed operations in a manner that balances stability and efficiency. In the S&T operations, the Group worked to enhance its global presence and strengthened its product solution capabilities by responding to increasingly complex and sophisticated client needs, expanding client touchpoints, and broadening its product lineup.

(Note 8) ALM stands for "Asset Liability Management." It refers to operations aimed at optimizing the future balance between assets and liabilities and maximizing earnings while managing risks.

In addition to initiatives in each business unit, the Group also strengthened its structure as an "Asset Management Solution Provider" in response to the increasing diversification of customers' asset management needs, with the aim of contributing to Japan's vision of becoming a leading asset management center. Specifically, SMBC Nikko Securities Inc. transferred the Chief Investment Office (CIO) function to SMBC Global Investment & Consulting Ltd. in order to enhance the neutrality and expertise of the function and to provide high-value-added consulting for optimal portfolio construction from a global perspective.

(3) Rebuild Corporate Infrastructure: Quality builds Trust

The Group has worked to further strengthen its corporate infrastructure to earn the trust of diverse stakeholders.

To further instill a sound corporate organizational culture, management has continuously communicated its messages. The Group revised its "Basic Policy on Compliance and Risk" to clarify the guiding principles for employees' decisions and actions in response to the increasing complexity of business strategies and the diversification of the Group's business.

Amid heightened uncertainty due to unstable political situations, economic deterioration, and geopolitical risks, the Group flexibly worked to enhance compliance and risk management on a group and global basis to strengthen the Group's internal control system. The Group also enhanced screening processes in response to the expanded use of generative AI and conducted risk assessments for data governance systems in light of strengthened regulations in various countries.

As part of the Group's efforts to reform its business model through digitalization, the Group established frameworks to manage of the end-to-end process of AI utilization, from planning to implementation, on a group and global basis, as well as to promote governance development and human resource development. Through these efforts, the Group accelerated the use of AI within the Group.

Regarding human capital management, SMBC implemented a fundamental revision of its personnel system for the first time since its establishment, in accordance with the "SMBC Group Talent Policy," so that each employee can build a professional career and fully demonstrate their ability through appropriate evaluations based on roles, actions, and contributions.

As a result of these initiatives, for the fiscal year under review, the Group recorded consolidated ordinary profit and consolidated profit attributable to owners of parent of 2,303.3 billion yen and 1,582.9 billion yen, respectively. Consolidated total assets increased by 22,229.1 billion yen during the fiscal year, and the balance at the end of the fiscal year was 328,511.1 billion yen.

Issues to be Addressed

The Group has adopted a new vision from fiscal 2026 and formulated a Medium-Term Management Plan covering the three-year period through fiscal 2028.

Under the previous Medium-Term Management Plan, the Group's core businesses delivered strong growth, driving a significant increase in earnings, supported by strengths such as differentiation from competitors through its digital platforms centered on "Olive" and the offering of new services in a broad range of areas beyond traditional financial services. The Group also made steady progress in strengthening its corporate infrastructure and creating social value. With its past efforts now bearing fruit, the Group believes it has been able to move to the next stage of growth. Going forward, the Group aims to become a leading corporate group in Japan with a strong global presence.

Looking ahead to the future management environment, the business environment surrounding the Group is expected to change significantly due to historic structural changes such as shifts in the international order and rapid technological advances. Currently, uncertainty about the outlook is increasing further due to rising geopolitical risks, including the situation in the Middle East, and changes in the policy and regulatory environments of various countries. While the Group must carefully manage the impact and risks arising from these environmental changes, it also views this situation as a significant opportunity to establish competitive advantages and further enhance its presence in strategic areas. In Japan, momentum toward renewed economic growth is steadily taking hold, and the Group believes that making the maximum contribution to achieving this is an important mission of the Group.

Based on this recognition, the Group decided to set "Globally connected. Rooted in Japan. Your most trusted partner." as its new vision. Building on the trust of customers and society, which the Group has consistently valued, the Group will build a global platform that connects cross-border business activities and capital flows. In Japan as well, the Group will work to build a solid business foundation and differentiate itself from competitors by leveraging its strengths, aiming to become the best partner for all stakeholders.



Mission
We grow and prosper together with our customers, by providing services of greater value to them.
We aim to maximize our shareholders' value through the continuous growth of our business.
We create a work environment that encourages and rewards diligent and highly-motivated employees.
We contribute to a sustainable society by addressing environmental and social issues.
Vision
Globally connected. Rooted in Japan. Your most trusted partner.
Five Values
Integrity
As a professional, always act with sincerity and a high ethical standard.
Customer First
Always look at it from the customer's point of view, and provide value based on their individual needs.
Proactive & Innovative
Embrace new ideas and perspectives, don't be deterred by failure.
Speed & Quality
Differentiate ourselves through the speed and quality of our decision-making and service delivery.
Team "SMBC Group"
Respect and leverage the knowledge and diverse talent of our global organization, as a team.

In this Medium-Term Management Plan, the Group has set "Aim higher through bold transformation" as its basic policy for realizing this Vision. The Group will accelerate growth by capturing robust business opportunities both in Japan and overseas and will aim to further improve capital efficiency through evolving business models in strategic areas and the transformation of its business portfolio. The Group will also continue to enhance the sophistication of its corporate infrastructure, aiming to reach global top-tier standards over the medium to long term, thereby supporting the development of globally competitive businesses. With respect to the social value creation, an area of focus since the previous Medium-Term Management Plan, the Group will further expand its initiatives and seek to contribute to the realization of a society filled with happiness and well-being.

In addition, based on the situation in which the effective use of technology has a major impact on the competitiveness of financial institutions, the Group will intensively pursue IT transformation as a major management priority. By expanding IT investment and enhancing development capabilities, the Group will transform into an organization that fully leverages rapidly evolving technologies, including generative AI.

Through these efforts, the Group will set its medium- to long-term profitability target extending beyond the period of this Plan at approximately a 15% ROTE (Note 9), and will aim to reach a level comparable to that of major U.S. and European financial institutions.

(Note 9) Return on tangible equity, which excludes the impact of intangible fixed assets. The denominator is net assets less intangible fixed assets, and the numerator is net income for the period, with goodwill amortization added back.

Medium- to long-term profitability target   ROTE approx. 15%

Direction of the Medium-Term Management Plan（FY2026-2028）
Aim higher through bold transformation

Business Strategy
Evolve business models and transform business portfolio

| Growth in Japan | Growth in Capital Markets | Growth in Asia |

Corporate Infrastructure
Elevate to global top-tier standards

| Culture | Management Structure | Talent/ Execution Excellence |

IT Transformation
Fundamentally strengthen IT foundation and further accelerate AI adoption

Social Value Creation
Enhance initiatives to contribute to a society filled with happiness and well-being

<Business Strategy>

In Japan, the Group will expand its customer base and pursue growth that outpaces its competitors by leveraging the competitive advantages of its digital platforms and providing integrated, group-wide solutions. In the overseas business, the Group aims to improve profitability by strengthening its presence in the capital markets through initiatives including the enhancement of its S&T business, the disciplined realization of returns on its investments in Asia, and the fundamental replacement of assets in its overseas corporate lending business. In addition, the Group will focus on expanding capital-efficient, low-capital-intensive businesses, such as asset management and transaction banking, on an integrated basis both in Japan and overseas. By prioritizing the allocation of management resources to these key strategic areas, the Group will strive to achieve both earnings growth and higher ROTE.

In transforming the Group's business portfolio, it will optimize resource allocation based on three principles: "Optimize (portfolio optimization)," "Capitalize (maximizing the impact of its business)," and "Build Next Core (laying the foundations for the next phase of growth)," with the aim of building a well-balanced portfolio that is well balanced in terms of profitability, growth, and stability.


3 Focus Domains
7 Key Strategic Areas
Growth in Japan
Growth in Capital Markets
Growth in Asia
Cross-Cutting Strategic Areas
1 Accelerate Digital Platform Strategy
2 Achieve Market Leadership in Japan's Corporate Business
3 Next-Generation Wealth Management
4 Enhance Global CIB and S&T Presence
5 Capture Growth Across India and ASEAN
6 Expand Asset Management Business
7 Strengthen Global Transaction Banking Business
Balancing Profitability, Growth, and Stability
Growth Acceleration through Differentiation in Domestic Business
Enhancing Business with Strong Growth Potential despite Volatility
Steadily Expanding Stable Asset-Light Businesses

<Corporate Infrastructure>

The Group will foster a corporate culture that values trust and a challenger mindset, while enhancing its global management structure on a group basis and strengthening risk controls in response to changes in its business environment and the expansion of its business areas. In addition, the Group will continue to strengthen its human capital to underpin the steady execution of its growth strategy and focus on maximizing its distinctive strength in execution excellence.

<IT Transformation>

Through record-high IT investments totaling approximately one trillion yen over three years, the Group will undertake a fundamental reform of its IT infrastructure such as the accelerated migration to cloud-based architectures, while also reinforcing its IT-related planning and development capabilities by increasing the number of specialized talent and implementing other related measures. In addition, to further accelerate AI adoption, the Group will expand AI education opportunities for employees, while comprehensively reviewing products and operations in an integrated manner to establish AI-based business processes.

<Social Value Creation>

To clarify the Group's vision for society and the direction of its initiatives, the Group established the "SMBC Group Statement on Social Value Creation" starting from fiscal 2026. The Group also designated "Green Planet," "Thriving People," and "Fulfilled Growth" as the SMBC Group's material issues. Under the new materiality, the Group will further elevate its social value creation efforts by promoting the proactive participation of each employee and further strengthening its initiatives through its core business activities.

The Group aims to respond to shareholder expectations by showing steady results regarding the initiatives described above. The Group looks forward to the continued understanding and support of its shareholders.

(2) Changes in Financial Position and Results of Operations (Consolidated Basis and Non-Consolidated Basis)

a. Changes in Financial Position and Results of Operations (Consolidated Basis)

Unit: millions of yen

	FY2022 (Fiscal year ended March 31, 2023)	FY2023 (Fiscal year ended March 31, 2024)	FY2024 (Fiscal year ended March 31, 2025)	FY2025 (Fiscal year ended March 31, 2026)
Ordinary income	6,142,155	9,353,590	10,174,894	10,790,853
Ordinary profit	1,160,930	1,466,128	1,719,482	2,303,350
Profit attributable to owners of parent	805,842	962,946	1,177,996	1,582,973
Comprehensive income	1,031,712	2,629,723	712,549	2,129,077
Net assets	12,791,106	14,799,967	14,841,509	15,933,144
Total assets	270,428,564	295,236,701	306,282,015	328,511,145

(Notes) 1. Amounts less than one million yen have been rounded down.
2. The Company had 184 consolidated subsidiaries, 252 unconsolidated subsidiaries, and related companies accounted for by the equity method as of March 31, 2026.

b. Changes in Financial Position and Results of Operations (Non-Consolidated Basis)

Unit: millions of yen

	FY2022 (Fiscal year ended March 31, 2023)	FY2023 (Fiscal year ended March 31, 2024)	FY2024 (Fiscal year ended March 31, 2025)	FY2025 (Fiscal year ended March 31, 2026)
Operating income	701,653	936,815	1,431,414	1,430,526
Dividends received	453,801	580,175	1,019,049	943,921
Dividends received from banking subsidiaries	437,849	542,929	731,201	868,070
Dividends received from other subsidiaries	7,708	21,100	263,720	56,827
Net income	400,380	545,114	970,319	893,893
Earnings per share	(yen) 97.79	(yen) 136.72	(yen) 248.39	(yen) 232.64
Total assets	17,046,916	19,745,893	20,351,401	22,576,801
Investments in banking subsidiaries	4,613,790	4,613,790	4,613,983	4,613,983
Investments in other subsidiaries	1,756,890	2,131,647	2,202,970	2,231,009

(Notes) 1. Amounts less than one million yen have been rounded down.
2. On October 1, 2024, the Company executed a three-for-one split of its common stock, with a record date of September 30, 2024. Earnings per share were calculated based on the assumption that the stock split had been implemented at the beginning of the fiscal year ended March 31, 2023.

(3) Capital Investment of the Group

a. Total Amount of Capital Investment

Unit: millions of yen

Company name	Reportable segment	Amount
Sumitomo Mitsui Financial Group, Inc.	Head Office Account	3,923
Sumitomo Mitsui Banking Corporation	Wholesale Business Unit Retail Business Unit Global Business Unit Global Markets Business Unit Head Office Account	294,500
SMBC Trust Bank Ltd.	Wholesale Business Unit Retail Business Unit Global Business Unit Head Office Account	7,290
SMBC Nikko Securities Inc.	Wholesale Business Unit Retail Business Unit Global Business Unit Global Markets Business Unit Head Office Account	34,054
Sumitomo Mitsui Card Company, Limited	Wholesale Business Unit Retail Business Unit	45,420
SMBC Consumer Finance Co., Ltd.	Retail Business Unit	15,148
The Japan Research Institute, Limited	Head Office Account	19,460
Sumitomo Mitsui DS Asset Management Company, Limited	Head Office Account	1,820
Others	-	55,902
Total		477,520

(Notes) 1. Amounts less than one million yen have been rounded down.
      2. The businesses handled by each business unit are the following.

Wholesale Business Unit:	Businesses to deal with domestic medium-to-large-sized and small-to-medium-sized corporate customers
Retail Business Unit:	Businesses to deal with mainly domestic individual customers
Global Business Unit:	Businesses to deal with international (including Japanese) corporate customers in overseas countries
Global Markets Business Unit:	Businesses to deal with financial markets
Head Office Account:	Business other than businesses above

b. Establishment of Principal Facilities, etc.

Unit: millions of yen

Company name	Reportable segment	Description	Amount
Sumitomo Mitsui Banking Corporation	Wholesale Banking Unit Retail Banking Unit Global Banking Unit Global Markets and Treasury Unit Head Office Account	Branch facilities, etc.	59,998
		Software	139,025

(Notes) 1. Amounts less than one million yen have been rounded down.
2. The businesses handled by each business unit are the following.

Wholesale Banking Unit:	Businesses to deal with domestic medium-to-large-sized and small-to-medium-sized corporate customers
Retail Banking Unit:	Businesses to deal with mainly domestic individual customers
Global Banking Unit:	Businesses to deal with international (including Japanese) corporate customers in overseas countries
Global Markets and Treasury Unit:	Businesses to deal with financial markets
Head Office Account:	Business other than businesses above

(4) Parent Company and Principal Subsidiaries, etc.

a. Parent Company
Not applicable.

b. Principal Subsidiaries, etc.

Company name	Location	Main business	Capital (millions of yen)	Percentage of the Company's voting rights (%)	Other
Sumitomo Mitsui Banking Corporation	Chiyoda-ku, Tokyo	Commercial banking	1,771,093	100.00	-
SMBC Trust Bank Ltd.	Chiyoda-ku, Tokyo	Commercial banking and trust services	87,550	100.00 (100.00)	-
Sumitomo Mitsui Finance and Leasing Company, Limited	Chiyoda-ku, Tokyo	Leasing	50,000	50.00	-
SMBC Nikko Securities Inc.	Chiyoda-ku, Tokyo	Securities	135,000	100.00	-
Sumitomo Mitsui Card Company, Limited	Chuo-ku, Osaka	Credit card	34,000	100.00	-
SMBC Consumer Finance Co., Ltd.	Koto-ku, Tokyo	Consumer lending	140,737	100.00 (100.00)	-
JRI Holdings, Limited	Shinagawa-ku, Tokyo	Business management	100	100.00	-
The Japan Research Institute, Limited	Shinagawa-ku, Tokyo	Economic research, management consulting, system development, and data processing	10,000	100.00 (100.00)	-
Sumitomo Mitsui DS Asset Management Company, Limited	Minato-ku, Tokyo	Investment management, investment advisory and agency business	2,000	50.12	-
SMBC Bank International plc	London, U.K.	Commercial banking	511,690 [USD 3.2 billion]	100.00 (100.00)	-
SMBC Bank EU AG	Frankfurt, Germany	Commercial banking	935,544 [EUR 5.1 billion]	100.00 (100.00)	-
Sumitomo Mitsui Banking Corporation (China) Limited	Shanghai, People's Republic of China	Commercial banking	231,300 [RMB 10.0 billion]	100.00 (100.00)	-
PT Bank SMBC Indonesia Tbk	Jakarta, Republic of Indonesia	Commercial banking	2,001 [IDR 212.9 billion]	91.04 (91.04)	-
SMBC Americas Holdings, Inc.	Wilmington, Delaware, U.S.A.	Bank Holding Company	0 [USD 3,203]	100.00 (100.00)	-
SMBC Guarantee Co., Ltd.	Minato-ku, Tokyo	Credit guarantee	187,720	100.00 (100.00)	-
Sumitomo Mitsui Auto Service Company, Limited	Shinjuku-ku, Tokyo	Leasing	13,636	26.16	-

(Notes) 1. The capital has been rounded down to the nearest unit and the percentage of the Company's voting rights in subsidiaries has been rounded down to the nearest second decimal place.
2. The capital denominated in foreign currency has been translated into Japanese yen at the exchange rate at the balance sheet date.
3. Figures in parentheses in the voting rights column indicate voting rights held indirectly.

4. On April 1, 2026, The Japan Research Institute, Limited, JRI Holdings, Limited and Nikko System Solutions, Ltd., a consolidated subsidiary of the Company, merged, with The Japan Research Institute, Limited as the surviving company.

(5)   Material Matters regarding Business Transfer, etc.

Not applicable.

2. Matters regarding Directors and Corporate Executive Officers

(1) Directors and Corporate Executive Officers

a. Directors

(As of March 31, 2026)

Name	Positions and responsibilities	Significant concurrent positions	Other
Makoto Takashima	Chairman of the Board Member of the Nominating Committee Member of the Compensation Committee Member of the Sustainability Committee	Director of Kao Corporation (outside)	-
Toru Nakashima*	Director Member of the Compensation Committee Member of the Sustainability Committee	-	-
Teiko Kudo*	Director	Director of Sumitomo Mitsui Banking Corporation (Representative Director)	-
Kazuyuki Anchi*	Director Member of the Risk Committee	Director of Sumitomo Mitsui Banking Corporation	-
Toshihiro Isshiki	Director Member of the Audit Committee	-	-
Honami Matsugasaki	Director Member of the Audit Committee	-	-
Sonosuke Kadonaga	Director (outside) Member of the Nominating Committee Member of the Audit Committee (Chairman)	-	-
Jun Sawada	Director (outside) Member of the Nominating Committee (Chairman) Member of the Compensation Committee	Chairman and Member of the Board of NTT, Inc.	-
Yoriko Goto	Director (outside) Member of the Audit Committee Member of the Sustainability Committee (Chairman)	Certified Public Accountant Director of Shionogi & Co., Ltd. (outside) Director of SONY GROUP CORPORATION (outside)	She has considerable expertise in finance and accounting.
Isao Teshirogi	Director (outside) Member of the Compensation Committee (Chairman) Member of the Risk Committee	Representative Director, President and CEO of Shionogi & Co., Ltd. Director of AGC Inc. (outside) Director of Japan Exchange Group, Inc. (outside)	-

Name	Positions and responsibilities	Significant concurrent positions	Other
Norimitsu Takashima	Director (outside) Member of the Nominating Committee Member of the Compensation Committee	Attorney at Law Director of DENTSU GROUP INC. (outside)	-
Charles D. Lake II	Director (outside) Member of the Audit Committee Member of the Risk Committee (Chairman)	Director, President of Aflac International, Inc. Chairman and Representative Director of Aflac Life Insurance Japan Ltd.	-
Jenifer Rogers	Director (outside) Member of the Compensation Committee Member of the Sustainability Committee	General Counsel International of Asurion Japan Holdings G.K. Director of ASICS Corporation (outside) Director of Kawasaki Heavy Industries, Ltd. (outside)	-

(Notes) 1. Directors Messrs. and Mses. Sonosuke Kadonaga, Jun Sawada, Yoriko Goto, Isao Teshirogi, Norimitsu Takashima, Charles D. Lake II and Jenifer Rogers were Outside Directors as provided for in Article 2, Item 15 of the Companies Act.

2. To ensure audit effectiveness, the Company elected two non-executive Directors Mr. Toshihiro Isshiki and Ms. Honami Matsugasaki as full-time members of the Audit Committee.

3. Directors with an asterisk (*) concurrently served as Corporate Executive Officers.

4. The Company designated Directors Messrs. and Mses. Sonosuke Kadonaga, Jun Sawada, Yoriko Goto, Isao Teshirogi, Norimitsu Takashima, Charles D. Lake II and Jenifer Rogers as Independent Directors in accordance with the requirements of the financial instruments exchanges in Japan, such as Tokyo Stock Exchange, Inc.

Directors who resigned during fiscal 2025

Name	Positions and responsibilities	Significant concurrent positions	Other
Fumihiko Ito	Director Member of the Risk Committee	Director of Sumitomo Mitsui Banking Corporation	Resigned on April 1, 2025

(Note) His positions, responsibilities and significant concurrent positions represent those at the time of resignation. He concurrently served as a Corporate Executive Officer at the time.

b. Corporate Executive Officers

Name	Positions and responsibilities	Significant concurrent positions	Other
Toru Nakashima*	President (Representative Corporate Executive Officer) Group CEO	-	-
Teiko Kudo*	Deputy President and Corporate Executive Officer (Representative Corporate Executive Officer) Group CCO Responsible for Compliance Dept., Compliance Dept., Americas Division, and Anti Money Laundering & Financial Crime Prevention Dept.	Director of Sumitomo Mitsui Banking Corporation (Representative Director)	-
Yoshihiro Hyakutome	Deputy President and Corporate Executive Officer (Representative Corporate Executive Officer) Co-Head of Global Business Unit	Deputy President of Sumitomo Mitsui Banking Corporation Director of Jefferies Financial Group Inc.	-
Takeshi Mikami	Deputy President and Corporate Executive Officer (Representative Corporate Executive Officer) Group CAE Responsible for Internal Audit Dept.	-	-
Keiichiro Nakamura	Senior Managing Corporate Executive Officer Co-Head of Global Business Unit	Senior Managing Executive Officer of Sumitomo Mitsui Banking Corporation	-
Akio Isowa	Senior Managing Corporate Executive Officer Group CDIO Responsible for Digital Solution Division and Digital Strategy Dept.	Senior Managing Executive Officer of Sumitomo Mitsui Banking Corporation	-
Fumihiko Ito	Senior Managing Corporate Executive Officer Co-Head of Wholesale Business Unit	Senior Managing Executive Officer of Sumitomo Mitsui Banking Corporation Senior Managing Executive Officer of SMBC Nikko Securities Inc.	-
Takashi Kobayashi	Senior Managing Corporate Executive Officer Group CHRO Responsible for General Affairs Dept., Human Resources Dept., Quality Management Dept., and CRE & Facility Planning Dept.	Director of Sumitomo Mitsui Banking Corporation	-

Name	Positions and responsibilities	Significant concurrent positions	Other
Natsuhiro Samejima	Senior Managing Corporate Executive Officer Group CRO Responsible for Corporate Risk Management Dept., Risk Management Information Dept., Risk Management Dept., Americas Division, and Credit & Investment Planning Dept.	Director of Sumitomo Mitsui Banking Corporation	-
Hideki Takamatsu	Senior Managing Corporate Executive Officer Group CIO and Group CDAO Responsible for IT Planning Dept., Cybersecurity Management Dept., Data Management Dept., and Operations Planning Dept.	Director of Sumitomo Mitsui Banking Corporation Director of The Japan Research Institute, Limited	-
Yukihiro Mabuchi	Senior Managing Corporate Executive Officer Co-Head of Wholesale Business Unit	Senior Managing Executive Officer of Sumitomo Mitsui Banking Corporation	-
Akio Uemura	Senior Managing Corporate Executive Officer Head of Retail Business Unit	Senior Managing Executive Officer of Sumitomo Mitsui Banking Corporation	-
Kazuyuki Anchi*	Senior Managing Corporate Executive Officer Group CFO and Group CSO Responsible for Sustainability Division for Fulfilled Growth, Public Relations Dept., Corporate Planning Dept., Business Development Dept., Asset & Wealth Management Strategy Dept., Sustainability Planning Dept., Sustainability Development Dept., Financial Accounting Dept., and Accounting Service & Planning Dept.	Director of Sumitomo Mitsui Banking Corporation	-
Arihiro Nagata	Senior Managing Corporate Executive Officer Head of Global Markets Business Unit	Senior Managing Executive Officer of Sumitomo Mitsui Banking Corporation	-

(Notes) 1. Corporate Executive Officers with an asterisk (*) concurrently served as Directors.

2. Changes in positions and responsibilities as of April 1, 2026:

Deputy President and Corporate Executive Officer (Representative Corporate Executive Officer)	Takeshi Mikami	Resigned from Deputy President and Corporate Executive Officer (Representative Corporate Executive Officer) Deputy President and Executive Officer Discharged from Group CAE and position responsible for Internal Audit Dept.
Senior Managing Corporate Executive Officer	Akio Isowa	Group CDIO Responsible for Digital & Innovation Division (On April 1, Digital Solution Division was renamed) and Digital Strategy Dept.
Senior Managing Corporate Executive Officer	Hideki Takamatsu	Discharged from Group CDAO

3. Assumption of Corporate Executive Officers as of April 1, 2026:

	Haruyuki Yoshikawa	Senior Managing Corporate Executive Officer Group CAE Responsible for Internal Audit Dept.

4. CEO: Chief Executive Officer
CCO: Chief Compliance Officer
CAE: Chief Audit Executive
CDIO: Chief Digital Innovation Officer
CHRO: Chief Human Resources Officer
CRO: Chief Risk Officer
CIO: Chief Information Officer
CDAO: Chief Data and Analytics Officer
CFO: Chief Financial Officer
CSO: Chief Strategy Officer

Corporate Executive Officers who resigned during fiscal 2025

Name	Positions and responsibilities	Significant concurrent positions	Other
Muneo Kanamaru	Deputy President and Corporate Executive Officer (Representative Corporate Executive Officer) Head of Wholesale Business Unit	Director of Sumitomo Mitsui Banking Corporation (Representative Director)	Resigned on April 1, 2025
Masamichi Koike	Deputy President and Corporate Executive Officer (Representative Corporate Executive Officer) Head of Global Markets Business Unit	Deputy President of Sumitomo Mitsui Banking Corporation	Resigned on April 1, 2025
Takashi Yamashita	Senior Managing Corporate Executive Officer Head of Retail Business Unit	Senior Managing Executive Officer of Sumitomo Mitsui Banking Corporation	Resigned on April 1, 2025
Jun Uchikawa	Senior Managing Corporate Executive Officer Group CIO Responsible for IT Planning Dept., Cybersecurity Management Dept., Data Management Dept., and Operations Planning Dept.	Director of Sumitomo Mitsui Banking Corporation Director of The Japan Research Institute, Limited	Resigned on April 1, 2025

(Note) Positions, responsibilities, and significant concurrent positions are as of the date of resignation.

(2) Compensation, etc. for Directors and Corporate Executive Officers

Unit: millions of yen

Classification	Persons paid	Compensation, etc.	Monetary Compensation			Non-monetary Compensation
			Non-performance-linked	Performance-linked		Non-performance-linked
			Base salary	Cash bonus	Stock Compensation (Plan I/Bonus)	Stock Compensation Plan III
Directors	14	474	377	26	70	-
Corporate Executive Officers	14	1,061	475	197	388	-
Total	28	1,535	853	223	459	-

(Notes) 1. Amounts less than one million yen have been rounded down.
2. Corporate Executive Officers do not receive an employee salary, nor do they receive consideration for the performance of other duties.
3. Compensation, etc. paid to Directors concurrently serving as Corporate Executive Officers is included in the amount for Corporate Executive Officers.
4. "Monetary Compensation (Bonus)" and "Stock Compensation (Bonus)" are paid as annual performance-linked compensation. "Stock Compensation (Bonus)" refers to Stock Compensation Plan II before the amendment of the compensation program.
"Stock Compensation Plan I" is paid as medium-term performance-linked compensation.
5. "Stock Compensation Plan I" and "Stock Compensation (Bonus)" represent the amount of compensation in the form of shares of the Company's restricted stock corresponding to fiscal 2025.

Policy for individual remuneration for directors, corporate executive officers and executive officers

The Company hereby establishes the Executive Compensation Policy (the "Policy") to provide guiding principles for the Compensation Committee in determining individual remuneration for directors, corporate executive officers, and executive officers (the "Executives").

The Policy's aim is that executive compensation pursuant to it shall provide the appropriate incentives for the Executives to pursue the Mission and Vision of the Group.

1. Core Principles
Our executive compensation shall be determined in accordance with the core principles below:
1) The Group's executive compensation aims at providing appropriate incentives toward the realization of the Mission and Vision of the Group.
2) The Group's executive compensation shall reflect the changing business environment and the short-, medium- and long-term performance of the Group, and shall account for the contribution to shareholder value, the provision of value to customers, and a sustainable society.
3) Individual remuneration shall reflect the assigned roles and responsibilities as well as the performance of each Executive.
4) The Company shall research and review market practices, including the use of third-party surveys, in order to provide its Executives with a competitive remuneration package.
5) The Company's executive compensation shall discourage excessive risk-taking and foster a prudent risk culture expected of a financial institution.
6) Both external and internal regulations/guidelines on executive compensation shall be observed and respected.
7) The Company shall establish appropriate governance and controls of the compensation process, and shall regularly review to update its executive compensation practices according to changing market practices and/or business environment.

2. Compensation Program
1) The Company's executive compensation program (the "Program") shall have three components: base salary, cash bonus, and stock compensation.

   However, compensation of outside directors and Audit Committee members shall consist of base salary and stock compensation for which the number of shares granted does not vary depending on performance.

2) In order to hold the Executives accountable for performance and provide them with appropriate incentives, the Program targets the variable compensation component that varies depending on the business environment, performance and other factors of total remuneration for each Executive, excluding outside directors and Audit Committee members, within a range of approximately 40% to 60%, in accordance with the corporate titles of each Executive, if paid at standard levels. The variable component shall be paid within a range of 0% to 150% of the standard compensation amount, depending on the performance of SMBC Group, the degree of contribution to the realization of a sustainable society, and the achievements of each Executive, excluding outside directors and Audit Committee members.

3) In order to align the Executives' interests with those of shareholders, the Program targets its stock-based compensation components at approximately 25% to 45% of total remuneration for each Executive, excluding outside directors and Audit Committee members, in accordance with their corporate titles, if paid at standard levels. Furthermore, by promoting shareholding in SMFG through the stock compensation plan, the Program sets shareholding targets equivalent to at least three times the annual base salary for the Chairman and President, and at least two times the annual base salary for other Executives, excluding outside directors and Audit Committee members. The target ratio of stock-based compensation to total remuneration for outside directors is approximately 10%.

4) The above target levels shall be appropriately set in accordance with the roles, responsibilities, etc. of each Executive.

5) Base salary shall be periodically paid in cash and shall be, in principle, determined by the corporate titles of each Executive, reflecting the roles, responsibilities, etc.

6) The cash bonus shall be determined annually based on the performance of the SMBC Group in the previous fiscal year, the results of major external ratings on contributions to the realization of a sustainable society, and the performance of each Executive assessed from both short-term and medium- to long-term perspectives. The determined amount shall be paid in cash. If the amount of a bonus exceeds a certain threshold, a portion of the payment shall be deferred over multiple years.

   (1) Weight by each evaluation index is as follows:

Evaluation index		Weight
The Company's consolidated net business profit	Annual growth/Target achievement	50%
The Company's net income attributable to owners of parent	Annual growth/Target achievement	50%

   If the Compensation Committee recognizes any element other than the above-mentioned evaluation indices which should be taken into consideration, the Compensation Committee will, if appropriate, judge the circumstances comprehensively and may reflect them in the evaluation within a range of plus or minus 5%.

   (2) The degree of contribution to realization of a sustainable society shall be reflected as an adjustment to the score determined in (1), by up to plus or minus 5%, based on the results of major external ratings, etc.

7) Stock compensation plans consist of Stock Compensation Plan I (the "Plan I"), under which the remuneration of the Executives shall be determined based on SMBC Group's medium-term performance, etc., Stock Compensation Plan II (the "Plan II"), under which a fixed amount of remuneration is paid regardless of performance, and Stock Compensation Plan III (the "Plan III") determined based on corporate titles, etc.

   (1) Under the stock compensation plans, the Executives shall receive remuneration in the form of shares of the Company's common stock. The transfer of such stock shall be restricted for appropriately defined periods.

(2) Remuneration under Plan I shall be determined and paid after the term of SMBC Group's Medium-term Management Plan ends, based on SMBC Group's performance against the Medium-term Management Plan, the performance of SMFG shares, and the status of initiatives concerning key issues identified by SMBC Group, etc. The evaluation shall be calculated using the following weights: 60% for financial indices, 20% for share-related indices, and 20% for non-financial indices.

Weight by each evaluation index is as follows:

Evaluation index[1, 2]		Weight
Financial index	ROTE	30%
	The Company's consolidated gross profit	30%
Share index	TSR (Total shareholder return) [3]	20%
Non-financial index	Initiatives related to Social Value Creation and Employees[4]	20%

[1] (Adjustment evaluation) The Compensation Committee determines an adjustment of up to plus or minus 10% after comprehensively considering relevant factors, including "Build Next Core (laying the foundation for the next stage of growth)" and "Compliance, customer-oriented initiatives, and risk management."

[2] (Knock-out provision) In case "CET1 ratio (Post-Basel III reforms basis, excluding net unrealized gains (losses) on other securities)" falls below a designated level at the end of each fiscal year, "Stock Compensation Plan I" for the respective fiscal year becomes null and void.

[3] The Compensation Committee determines progress of performance based on a relative evaluation of TSR over the term of the Group's Medium-Term Management Plan.

[4] The Compensation Committee will determine the evaluation with respect to the "initiatives related to Social Value Creation and Employees" based on the status of initiatives and the achievement of KPIs related to the materialities for Social Value Creation (Green Planet, Thriving People, and Fulfilled Growth) and Employees (Talent Policy Scores, calculated by combining the results of each item in the employee engagement survey).

(3) Remuneration under Plan II shall be paid to outside directors and Audit Committee members as a fixed amount of remuneration, regardless of performance.

(4) Remuneration under Plan III shall be determined based on corporate titles, roles, and responsibilities, etc.

8) In the event of material amendments to the financial statements, material damage to the reputation of SMBC Group, or other similar events, the Company shall introduce a mechanism under which remuneration under Plan I and Plan III, as well as bonuses subject to deferred payment, may be reduced, forfeited, or subject to clawback.

9) Notwithstanding the above, if the Compensation Committee determines that it is not appropriate to apply the above matters due to an Executive's role in each Group company or other reasonable circumstances, or with respect to locally hired Executives overseas or Executives residing or working outside Japan, the compensation shall be individually designed and determined in accordance not only with the above Core Principles but also with local regulations and tax systems, as well as local practices and standards, while ensuring that the compensation does not incentivize excessive risk-taking.

3. Governance and Control of the Compensation Processes

The Company, as a Company with Three Committees, has established a Compensation Committee, which shall determine or deliberate on the following matters concerning remuneration, etc. of the Executives:

✓ The Policy, the Program, including the matters set forth in "2. Compensation Program," and regulation concerning the Policy.

✓ Individual remuneration for the Company's directors and corporate executive officers.

✓ Executive compensation programs/practices of the Company's major subsidiaries, etc.

4. Amendments to and Abolition of the Policy

The Policy was revised by a resolution of the Compensation Committee held on April 30, 2026. As described in "2. Compensation Program," for remuneration for the Company's Executives (excluding outside directors and Audit Committee members), the composition of annual incentives has been changed so that payment shall be made only as a cash bonus, and the evaluation indices for Plan I have been amended. In addition, for remuneration for outside directors and Audit Committee members, the policy has been changed so that part of the remuneration shall be paid under Plan II, which is not linked to performance. The individual remuneration for Executives for the current fiscal year has been paid based on the policy before the amendment.

(Reference 1) The Company's Executive Compensation Program (Before the Amendment)

: Monetary compensation
: Stock compensation
: Variable compensation
Compensation Components
Payment Standards (Range of Variation) and Target Indices
Payment Method
Base Salary
Fixed compensation
• Cash
Bonus (Monetary compensation)
Compensation determined based on SMFG's annual performance (0%-150%)*1
Standard levels x SMFG, progress of initiatives towards the realization of sustainability, performance of the executive
Target Index*2
Weight
Sustainability index
Weight
SMFG Net business profit*3
Annual growth/ Target achievement
50%
Progress of KPIs*5
±10%
SMFG Net income*4
Annual growth/ Target achievement
50%
Performance of major external ratings
• Cash: 70%
• Restricted stock: 30%
Bonus (Stock Compensation Plan II)
Stock Compensation Plan I
Compensation determined based on SMFG's medium-term performance, etc. (0%-150%)*6
Standard levels x SMFG's medium-term performance, etc.
Evaluation index
Weight
Financial index
ROCET1*7
20%
Base expense*8
20%
Gross profit*9
15%
Net income*4
15%
Share index
TSR (Total shareholder return)*10
15%
Non-financial index
Create social value*11
15%
Adjustment evaluation
Initiatives in new business areas, compliance, customer-oriented initiatives, and risk management
±5%
In the case that the CET1 ratio falls below a designated level at the end of each fiscal year, Stock Compensation Plan I for the respective fiscal year becomes null and void (knock-out provision).
• Restricted stock
Stock Compensation Plan III
(Promotion reward plan)
• Restricted stock
Portion of stock-based compensation: 25-45%
Portion of variable compensation: 40-60%
■ Foster a prudent risk culture expected of a financial institution
Stock Compensation Plan I, Stock Compensation Plan II, Stock Compensation Plan III are applicable to malus and claw-back provisions

*1 Compensation amounts for each fiscal year determined by the Compensation Committee.

*2 If the Compensation Committee recognizes any element other than the above-mentioned target indices which should be taken into consideration, the Compensation Committee will, if appropriate, judge the circumstances comprehensively and may reflect them in the evaluation within a range of plus or minus 5%.

*3 The Company's consolidated net business profit.

*4 The Company's consolidated profit attributable to owners of parent.

*5 Performances of annual progress of KPIs related to sustainability.

*6 Compensation amounts determined by the Compensation Committee at the conclusion of the Medium-Term Management Plan.

*7 Post-Basel III reforms basis, excluding net unrealized gains (losses) on other securities.

*8 General and administrative expenses excluding "revenue-linked cost," "prior investment cost" and others.

*9 The Company's consolidated gross profit.

*10 The Compensation Committee determines progress of performance based on a relative evaluation of TSR over the term of the Group's Medium-Term Management Plan.

*11 The Compensation Committee evaluates the achievement of KPIs related to the environment (FE reduction and amount of sustainability finance executed) and employees (employee engagement and DE&I), as well as the status of efforts to address the five priority issues set forth by the Group ("Environment," "DE&I/Human Rights," "Poverty & Inequality," "Declining Birthrate & Aging Population," and "Japan's Regrowth").

(Reference 2) The Company's Executive Compensation Program (After the Amendment)



Legend: Monetary compensation (cash) / Stock compensation (restricted stock) / Variable compensation / Non-performance-linked compensation

Portion of variable compensation: 40-60%

Portion of stock-based compensation: 25-45%

Compensation Components	Payment Standards (Range of Variation) and Target Indices	Amount Determination
● The Company's Executives (excluding outside directors and Audit Committee members)		
Base Salary	Fixed compensation	-
Bonus (cash compensation)	Compensation determined based on SMFG's annual performance (0-150%) Standard levels x The Group's annual performance, performance of the executive, etc.	Annually
Stock Compensation Plan I	Compensation determined based on SMFG's medium-term performance, etc. (0-150%) Standard levels x The Group's medium-term performance, etc.	At the end of the Medium-Term Management Plan
Stock Compensation Plan III	Non-performance-linked compensation (Paid upon promotion)	-
● Outside directors and Audit Committee members		
Base Salary	Fixed compensation	-
Stock Compensation Plan II	Non-performance-linked compensation	-

Bonus (cash compensation):

Financial Index[*1]		Weight
The Company's consolidated net business profit	Annual growth/ Target achievement	50%
The Company's consolidated profit attributable to owners of parent	Annual growth/ Target achievement	50%

Non-financial index	Weight
External sustainability ratings	±5%

Stock Compensation Plan I:

Evaluation index		Weight
Financial index	ROTE	30%
	The Company's consolidated gross profit	30%
Share index	TSR (Total shareholder return)[*2]	20%
Non-financial index	Initiatives related to Social Value Creation and Employees	20%
Adjustment evaluation	Build Next Core, compliance, customer-oriented initiatives, and risk management, etc.	±10%

In the case that the CET1 ratio[*4] falls below a designated level at the end of each fiscal year, Stock Compensation Plan I for the respective fiscal year becomes null and void (knock-out provision).

Foster a prudent risk culture expected of a financial institution: Deferred bonus, Stock Compensation Plan I and Stock Compensation Plan III are applicable to malus and claw-back provisions

*1 If the Compensation Committee recognizes any element other than the above-mentioned financial indices which should be taken into consideration, the Compensation Committee will, if appropriate, judge the circumstances comprehensively and may reflect them in the evaluation within a range of plus or minus 5%.

*2 The Compensation Committee determines progress of performance based on a relative evaluation of TSR over the term of the Group's Medium-Term Management Plan.

*3 The Compensation Committee evaluates the status of efforts to address the materiality for Social Value Creation ("Green Planet," "Thriving People," and "Fulfilled Growth") and Employees (Talent Policy Scores, calculated by combining the results of each item in the employee engagement survey), as well as the status of achievement of KPIs.

*4 Post-Basel III reforms basis, excluding net unrealized gains (losses) on other securities.

Reason for the selection of target index used in calculating performance-linked compensation and the actual performance

1. Annual performance-linked compensation
1) Reason for the selection

    The Company shall pay annual performance-linked compensation in the form of "Monetary Compensation (Bonus)" and "Stock Compensation (Bonus)." Stock Compensation (Bonus)" refers to Stock Compensation Plan II before the amendment of the compensation program.

    The Company adopts as target indices "SMFG Net income," which indicates bottom-line business results, and "SMFG Net business profit," which indicates the earnings level of the SMBC Group, with a view to enhancing the linkage between corporate performance and Executives' compensation, and ensuring the adequacy of their function as performance incentives. In addition, the Company adopts the annual "progress of KPIs" and "performances of major external ratings" as sustainability indices, with a view to reflecting the degree of contribution towards the realization of a sustainable society on the compensation.

2) Actual Performance

    For fiscal 2025, with respect to "Monetary Compensation (Bonus)" and "Stock Compensation (Bonus)," the actual performance of each target index, results of the sustainability index and performance evaluation coefficient were as follows.

Monetary Compensation (Bonus)/ Stock Compensation (Bonus)					
Target index		Weight	▶	Actual performance[4]	Performance evaluation coefficient
SMFG Net business profit[1]	Annual growth/ Target achievement	50%		64.4%	
SMFG Net income[2]	Annual growth/ Target achievement	50%		62.9%	
Sustainability index		Weight		Evaluation results	130%[5]
Progress of KPIs[3]		±10%		+3.0%	
Performances of major external ratings					

[1]   The Company's consolidated net business profit.
[2]   The Company's consolidated profit attributable to owners of parent.
[3]   Performances of annual progress of KPIs related to sustainability.
[4]   Level of performance against each target index multiplied by evaluation weight.
[5]   The final performance evaluation coefficient was determined by summing the actual performance and the evaluation results and rounding down to the nearest whole number.

    The Compensation Committee determined the performance evaluation coefficient based on the actual performance of each target index and sustainability index for fiscal 2025. The coefficient was then multiplied by the aggregate standard bonus amount by corporate title to determine the bonus fund. Based on this bonus fund, the amounts of performance-linked remuneration for individual Executives were determined in accordance with the remuneration determination process set forth in the Policy, considering each individual's short-term and medium-/long-term performance of duties.

2. Medium-term performance-linked compensation
1) Reason for the selection

The Company pays medium-term performance-linked compensation in the form of "Stock Compensation Plan I."

In order to hold the Executives accountable and provide them with appropriate incentives for contribution to the medium-term to long-term corporate performance, enhancement of shareholder value and realization of sustainable society, "TSR (Total Shareholder Return)" is adopted as a share index and "Creation of social values" is adopted as a non-financial index, in addition to four financial indices of "ROCET1," "Base expense," "Gross profit" and "Net income."

In addition to the above, two adjustment items for evaluation, namely "Initiatives in new business areas" and "Compliance, customer-oriented initiatives, and risk management" shall be comprehensively assessed by the Compensation Committee and reflected in the evaluation.

2) Actual performance

The actual result of the evaluation indices for the medium-term performance-linked compensation was as follows.

Stock Compensation Plan I					
Evaluation index[1]		Weight		Actual performance	Evaluation
Financial index	ROCET1[2]	20%		30.0%	
	Base expense[3]	20%		19.8%	
	Gross profit[4]	15%		22.5%	
	Net income[5]	15%		21.5%	
Share index	TSR (Total shareholder return)[6]	15%	▶	9.0%	124%[9]
Non-financial index	Create social value[7]	15%		17.5%	
Adjustment evaluation	Initiatives in new business areas Compliance, customer-oriented initiatives, and risk management	±5%		+4.0%[8]	

*1 (Knock-out provision) In the case "CET1 ratio (Post-Basel III reforms basis, excluding net unrealized gains (losses) on other securities)" falls below a designated level at the end of each fiscal year, "Stock Compensation Plan I" for the respective fiscal year becomes null and void.
*2 Post-Basel III reforms basis, excluding net unrealized gains (losses) on other securities
*3 General and administrative expenses excluding "revenue-linked cost," "prior investment cost" and others
*4 The Company's consolidated gross profit
*5 The Company's consolidated profit attributable to owners of parent
*6 The Compensation Committee determines progress of performance based on a relative evaluation of TSR over the term of the Group's Medium-Term Management Plan.
*7 The Compensation Committee evaluates the achievement of KPIs related to the environment (FE reduction and amount of sustainability finance executed) and employees (employee engagement and DE&I), as well as the status of efforts to address the five priority issues set forth by the Group ("Environment," "DE&I/Human Rights," "Poverty & Inequality," "Declining Birthrate & Aging Population," and "Japan's Regrowth").
*8 Regarding initiatives in new business areas, the launch of "Trunk" and the further expansion of group business centered on "Olive" were taken into account in the evaluation.
*9 The final evaluation result was determined by summing the actual performance and rounding down to the nearest whole number.

The Compensation Committee determines the evaluation based on the evaluation indices during the term of the Group's Medium-Term Management Plan and, in accordance with the remuneration determination process set forth in the Policy, determines the amount of medium- to long-term performance-linked remuneration for each Executive based on remuneration amounts calculated using standard amounts by corporate title.

Reason for the Compensation Committee's determination that individual remuneration, etc. for corporate executive officers and other executives is in line with the Policy

The Company determined the "Executive compensation policy" and the executive compensation program including the compensation program as prescribed under the Policy at its Compensation Committee, and individual remuneration for corporate executive officers and other executives was decided in accordance with the procedures set out under the Policy. The Compensation Committee decided that individual remuneration for corporate executive officers and other executives was in line with the Policy, based on the results of the third-party surveys on the Executive's compensation, and the multilateral review and examination of various factors such as whether the executive compensation program was working as an appropriate incentive in view of the business environment surrounding the Group and the corporate performance over short-term, medium-term, and long-term.

Consolidated Balance Sheet

(As of March 31, 2026)

Unit: millions of yen

Account	Amount	Account	Amount
(Assets)		**(Liabilities)**	
Cash and due from banks	73,696,930	**Deposits**	185,674,241
Call loans and bills bought	7,882,022	**Negotiable certificates of deposit**	15,667,132
Receivables under resale agreements	20,099,101	**Call money and bills sold**	3,656,736
Receivables under securities borrowing transactions	6,247,642	**Payables under repurchase agreements**	23,764,473
Monetary claims bought	6,079,754	**Payables under securities lending transactions**	1,136,833
Trading assets	16,701,913	**Commercial paper**	3,380,389
Money held in trust	36,902	**Trading liabilities**	13,089,960
Securities	39,974,120	**Borrowed money**	9,370,996
Loans and bills discounted	117,629,215	**Foreign exchanges**	1,436,381
Foreign exchanges	2,030,821	**Short-term bonds**	773,500
Lease receivables and investment assets	231,429	**Bonds**	15,369,164
Other assets	18,240,722	**Due to trust account**	956,169
Tangible fixed assets	1,074,673	**Other liabilities**	20,103,338
Buildings	350,581	**Reserve for employee bonuses**	146,303
Land	420,805	**Reserve for executive bonuses**	5,973
Lease assets	25,360	**Net defined benefit liability**	34,317
Construction in progress	92,110	**Reserve for executive retirement benefits**	907
Other tangible fixed assets	185,815	**Reserve for point service program**	63,254
Intangible fixed assets	1,151,037	**Reserve for reimbursement of deposits**	35,806
Software	862,113	**Reserve for losses on interest repayment**	226,742
Goodwill	242,387	**Reserves under the special laws**	6,737
Lease assets	665	**Deferred tax liabilities**	619,716
Other intangible fixed assets	45,870	**Deferred tax liabilities for land revaluation**	25,750
Net defined benefit asset	1,299,540	**Acceptances and guarantees**	17,033,172
Deferred tax assets	109,614	**Total liabilities**	312,578,001
Customers' liabilities for acceptances and guarantees	17,033,172	**(Net assets)**	
Reserve for possible loan losses	(1,007,469)	**Capital stock**	2,346,888
		Capital surplus	582,909
		Retained earnings	8,871,065
		Treasury stock	(48,851)
		Total stockholders' equity	11,752,012
		Net unrealized gains (losses) on other securities	2,185,092
		Net deferred gains (losses) on hedges	(300,715)
		Land revaluation excess	29,133
		Foreign currency translation adjustments	1,706,949
		Accumulated remeasurements of defined benefit plans	412,985
		Total accumulated other comprehensive income	4,033,445
		Stock acquisition rights	594
		Non-controlling interests	147,092
		Total net assets	15,933,144
Total assets	328,511,145	**Total liabilities and net assets**	328,511,145

Consolidated Statement of Income

(From April 1, 2025 to March 31, 2026)

Unit: millions of yen

Account	Amount	
Ordinary income		10,790,853
Interest income	7,224,758	
Interest on loans and discounts	4,024,934	
Interest and dividends on securities	1,016,742	
Interest on call loans and bills bought	126,527	
Interest on receivables under resale agreements	463,968	
Interest on receivables under securities borrowing transactions	128,104	
Interest on deposits with banks	786,707	
Interest on lease transactions	11,571	
Interest on deferred payment	23,452	
Other interest income	642,749	
Trust fees	11,722	
Fees and commissions	2,110,110	
Trading income	236,374	
Other operating income	492,473	
Other income	715,415	
Recoveries of written-off claims	28,624	
Other	686,790	
Ordinary expenses		8,487,502
Interest expenses	4,505,121	
Interest on deposits	1,737,487	
Interest on negotiable certificates of deposit	511,509	
Interest on call money and bills sold	39,839	
Interest on payables under repurchase agreements	854,917	
Interest on payables under securities lending transactions	24,632	
Interest on commercial paper	130,678	
Interest on borrowed money	164,597	
Interest on short-term bonds	5,213	
Interest on bonds	488,177	
Other interest expenses	548,065	
Fees and commissions payments	289,531	
Trading losses	36,930	
Other operating expenses	399,160	
General and administrative expenses	2,651,514	
Other expenses	605,243	
Provision for reserve for possible loan losses	192,226	
Other	413,017	
Ordinary profit		2,303,350
Extraordinary gains		9,749
Gains on disposal of fixed assets	9,749	
Extraordinary losses		61,374
Losses on disposal of fixed assets	8,025	
Losses on impairment of fixed assets	4,496	
Provision for reserve for eventual future operating losses from financial instruments transactions	1,372	
Other extraordinary losses	47,480	
Income before income taxes		2,251,725
Income taxes-current	663,449	
Income taxes-deferred	3,461	
Income taxes		666,910
Profit		1,584,815
Profit attributable to non-controlling interests		1,841
Profit attributable to owners of parent		1,582,973

Consolidated Statement of Changes in Net Assets

(From April 1, 2025 to March 31, 2026)

Unit: millions of yen

	Stockholders' equity				
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total stockholders' equity
Balance on April 1, 2025	2,345,960	611,423	8,290,170	(38,512)	11,209,042
Changes in the fiscal year					
Issuance of new stock	927	927			1,855
Cash dividends			(540,292)		(540,292)
Profit attributable to owners of parent			1,582,973		1,582,973
Purchase of treasury stock				(250,624)	(250,624)
Disposal of treasury stock		(499)		759	260
Cancellation of treasury stock		(239,526)		239,526	—
Changes in shareholders' interest due to transaction with non-controlling interests		(57)			(57)
Decrease due to a decrease in equity method affiliates			(224,699)		(224,699)
Changes in equity interest in subsidiaries of equity method affiliates		(29,383)			(29,383)
Reversal of land revaluation excess			2,939		2,939
Transfer from retained earnings to capital surplus		240,025	(240,025)		—
Net changes in items other than stockholders' equity in the fiscal year					
Net changes in the fiscal year	927	(28,513)	580,894	(10,339)	542,969
Balance on March 31, 2026	2,346,888	582,909	8,871,065	(48,851)	11,752,012

	Accumulated other comprehensive income						Stock acquisition rights	Non-controlling interests	Total net assets
	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasure-ments of defined benefit plans	Total accumulated other comprehen-sive income			
Balance on April 1, 2025	1,930,834	(168,604)	32,849	1,411,827	287,487	3,494,393	767	137,306	14,841,509
Changes in the fiscal year									
Issuance of new stock									1,855
Cash dividends									(540,292)
Profit attributable to owners of parent									1,582,973
Purchase of treasury stock									(250,624)
Disposal of treasury stock									260
Cancellation of treasury stock									—
Changes in shareholders' interest due to transaction with non-controlling interests									(57)
Decrease due to a decrease in equity method affiliates									(224,699)
Changes in equity interest in subsidiaries of equity method affiliates									(29,383)
Reversal of land revaluation excess									2,939
Transfer from retained earnings to capital surplus									—
Net changes in items other than stockholders' equity in the fiscal year	254,257	(132,110)	(3,715)	295,122	125,497	539,051	(173)	9,786	548,665
Net changes in the fiscal year	254,257	(132,110)	(3,715)	295,122	125,497	539,051	(173)	9,786	1,091,635
Balance on March 31, 2026	2,185,092	(300,715)	29,133	1,706,949	412,985	4,033,445	594	147,092	15,933,144

Non-Consolidated Balance Sheet

(As of March 31, 2026)

Unit: millions of yen

Account	Amount	Account	Amount
(Assets)		**(Liabilities)**	
Current assets	2,632,281	**Current liabilities**	3,763,159
Cash and due from banks	551,330	Short-term borrowings	1,675,000
Prepaid expenses	1,928	Accounts payable	1,468
Accrued income	124,338	Accrued expenses	124,876
Accrued income tax refunds	17,448	Income taxes payable	1,486
Current portion of long-term loans receivable from subsidiaries and affiliates	1,920,146	Business office taxes payable	67
Other current assets	17,088	Reserve for employee bonuses	1,739
		Reserve for executive bonuses	742
		Current portion of bonds payable	1,915,650
		Current portion of long-term borrowings	39,495
Fixed assets	19,944,520	Other current liabilities	2,631
Tangible fixed assets	67,938	**Fixed liabilities**	12,292,353
Buildings	35,680	Bonds	11,821,814
Land	31,454	Long-term borrowings	444,047
Equipment	737	Deferred tax liabilities	22,399
Construction in progress	65	Other	4,090
Intangible fixed assets	17,195	**Total liabilities**	16,055,512
Software	17,195	**(Net assets)**	
Investments and other assets	19,859,385	**Stockholders' equity**	6,470,208
Investment securities	156,541	**Capital stock**	2,346,888
Investments in subsidiaries and affiliates	7,089,375	**Capital surplus**	1,568,364
Long-term loans receivable from subsidiaries and affiliates	12,609,927	Capital reserve	1,568,364
Long-term prepaid expenses	273	**Retained earnings**	2,603,807
Other	3,268	Other retained earnings	2,603,807
		Voluntary reserve	30,420
		Retained earnings brought forward	2,573,387
		Treasury stock	(48,851)
		Valuation and translation adjustments	50,485
		Net unrealized gains (losses) on other securities	50,485
		Stock acquisition rights	594
		Total net assets	6,521,288
Total assets	22,576,801	**Total liabilities and net assets**	22,576,801

Non-Consolidated Statement of Income

(From April 1, 2025 to March 31, 2026)

Unit: millions of yen

Account	Amount	
Operating income		1,430,526
Dividends on investments in subsidiaries and affiliates	943,921	
Fees and commissions received from subsidiaries and affiliates	23,661	
Interest on loans receivable from subsidiaries and affiliates	462,943	
Operating expenses		523,708
General and administrative expenses	67,904	
Interest on bonds	436,686	
Interest on long-term borrowings	19,118	
Operating profit		906,817
Non-operating income		8,695
Interest income on deposits	1,946	
Dividends income	5,400	
Fees and commissions income	0	
Gains on reversal of reserve for possible losses on investments	1,053	
Other non-operating income	294	
Non-operating expenses		32,971
Interest on short-term borrowings	19,494	
Fees and commissions payments	458	
Amortization of bond issuance cost	12,540	
Other non-operating expenses	478	
Ordinary profit		882,542
Extraordinary gains		52
Gains on sale of stocks of subsidiaries and affiliates	52	
Extraordinary losses		2,873
Losses on valuation of stocks of subsidiaries and affiliates	2,873	
Income before income taxes		879,721
Income taxes-current	(14,482)	
Income taxes-deferred	310	
Total income taxes		(14,171)
Net income		893,893

Non-Consolidated Statement of Changes in Net Assets

(From April 1, 2025 to March 31, 2026)

Unit: millions of yen

	Stockholders' equity			
	Capital stock	Capital surplus		
		Capital reserve	Other capital surplus	Total capital surplus
Balance on April 1, 2025	2,345,960	1,567,436	—	1,567,436
Changes in the fiscal year				
Issuance of new stock	927	927		927
Cash dividends				
Net income				
Purchase of treasury stock				
Disposal of treasury stock			(499)	(499)
Cancellation of treasury stock			(239,526)	(239,526)
Transfer from retained earnings to capital surplus			240,025	240,025
Net changes in items other than stockholders' equity in the fiscal year				
Net changes in the fiscal year	927	927	—	927
Balance on March 31, 2026	2,346,888	1,568,364	—	1,568,364

	Stockholders' equity					Valuation and translation adjustments	Stock acquisition rights	Total net assets
	Retained earnings			Treasury stock	Total stockholders' equity	Net unrealized gains (losses) on other securities		
	Other retained earnings		Total retained earnings					
	Voluntary reserve	Retained earnings brought forward						
Balance on April 1, 2025	30,420	2,459,812	2,490,232	(38,512)	6,365,117	19,022	767	6,384,907
Changes in the fiscal year								
Issuance of new stock					1,855			1,855
Cash dividends		(540,292)	(540,292)		(540,292)			(540,292)
Net income		893,893	893,893		893,893			893,893
Purchase of treasury stock				(250,624)	(250,624)			(250,624)
Disposal of treasury stock				759	260			260
Cancellation of treasury stock				239,526	—			—
Transfer from retained earnings to capital surplus		(240,025)	(240,025)		—			—
Net changes in items other than stockholders' equity in the fiscal year						31,462	(173)	31,289
Net changes in the fiscal year	—	113,575	113,575	(10,339)	105,091	31,462	(173)	136,380
Balance on March 31, 2026	30,420	2,573,387	2,603,807	(48,851)	6,470,208	50,485	594	6,521,288

Independent Auditor's Report

May 8, 2026

To the Board of Directors of
Sumitomo Mitsui Financial Group, Inc.:

KPMG AZSA LLC
Tokyo Office, Japan

Takashi Kondo
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

Toshihiro Ozawa
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

Bumbee Nishi
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

Opinion

We have audited the financial statements, which comprise the balance sheet, the statement of income, the statement of changes in net assets, a summary of significant accounting policies and other explanatory information, and the accompanying supplementary schedules ("the financial statements and the accompanying supplementary schedules") of Sumitomo Mitsui Financial Group, Inc. ("the Company") as at March 31, 2026 and for the year from April 1, 2025 to March 31, 2026 in accordance with Article 436-2-1 of the Companies Act.

In our opinion, the financial statements and the accompanying supplementary schedules referred to above present fairly, in all material respects, the financial position and the results of operations of the Company for the period, for which the financial statements and the accompanying supplementary schedules were prepared, in accordance with accounting principles generally accepted in Japan.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in the *Auditor's Responsibilities for the Audit of the Financial Statements and the Accompanying Supplementary Schedules* section of our report. We are independent of the Company in accordance with the ethical requirements in Japan (including those that are relevant to our audit of the financial statements of public interest entities), and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

The other information comprises the business report and its supplementary schedules. Management is responsible for the preparation and presentation of the other information. The Audit Committee is responsible for overseeing the corporate executive officers and directors' performance of their duties with regard to the design, implementation and maintenance of the reporting process for the other information.

Our opinion on the financial statements and the accompanying supplementary schedules does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements and the accompanying supplementary schedules, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements and the accompanying supplementary schedules or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact.

We have nothing to report in this regard.

Responsibilities of Management and The Audit Committee for the Financial Statements and the Accompanying Supplementary Schedules

Management is responsible for the preparation and fair presentation of the financial statements and the accompanying supplementary schedules in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of financial statements and the accompanying supplementary schedules that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements and the accompanying supplementary schedules, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern in accordance with accounting principles generally accepted in Japan.

The Audit Committee is responsible for overseeing the corporate executive officers and the directors' performance of their duties with regard to the design, implementation and maintenance of the Company's financial reporting process.

Auditor's Responsibilities for the Audit of the Financial Statements and the Accompanying Supplementary Schedules
Our objectives are to obtain reasonable assurance about whether the financial statements and the accompanying supplementary schedules as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements and the accompanying supplementary schedules.

As part of our audit in accordance with auditing standards generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•   Identify and assess the risks of material misstatement of the financial statements and the accompanying supplementary schedules, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The selection and application of audit procedures depends on the auditor's judgment.
•   Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, while the objective of the audit is not to express an opinion on the effectiveness of the Company's internal control.
•   Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•   Conclude on the appropriateness of management's use of the going concern basis of accounting and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial statements and the accompanying supplementary schedules or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.
•   Evaluate whether the presentation and disclosures in the financial statements and the accompanying supplementary schedules are in accordance with accounting standards generally accepted in Japan, the overall presentation, structure and content of the financial statements and the accompanying supplementary schedules, including the disclosures, and whether the financial statements and the accompanying supplementary schedules represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with The Audit Committee regarding, among other matters, the planned scope and timing of the audit, significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide The Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Interest required to be disclosed by the Certified Public Accountants Act of Japan
We do not have any interest in the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

Notes to the Reader of Independent Auditor's Report:
This is an English translation of the Independent Auditor's Report as required by the Companies Act of Japan for the conveniences of the reader.

[English Translation of the Audit Committee's report Originally Issued in the Japanese Language]

Audit Report

The Audit Committee has audited the execution of duties by Directors and Corporate Executive Officers of the Company for the 24th fiscal year from April 1, 2025 to March 31, 2026, and hereby reports the method and the results of the audit as follows:

1. Auditing Method and Details Thereof

The Audit Committee periodically received reports from the Directors, Corporate Executive Officers and other relevant personnel with respect to the content of resolutions made by the Board of Directors regarding matters prescribed by Article 416, Paragraph 1, Item 1 (b) and (e) of the Companies Act of Japan, and with respect to the status of establishment and operations of the systems that have been developed in compliance with such resolutions (internal control systems), sought their explanations as necessary, and expressed an opinion. In addition, the Audit Committee conducted audits based on the following methods.

1) In accordance with the auditing policies, including allocation of duties established by the Audit Committee, the Audit Committee attended important meetings, received reports from the Directors, Corporate Executive Officers and other relevant personnel on matters regarding the execution of their duties, sought explanations as necessary, inspected important internal-approval documents, and examined the operations and financial position of the Company, by deploying the department in charge of internal audits and in cooperation with the internal control departments of the Company. As for the subsidiaries of the Company, the Audit Committee shared information with the Directors and the Corporate Auditors and other related persons of the subsidiaries and, when necessary, received reports from the subsidiaries regarding their businesses. With regard to the Company's internal control over financial reporting, the Audit Committee received reports on the assessment of such internal control from the Directors, Corporate Executive Officers, and other relevant personnel, as well as reports on the status of audits thereof from KPMG AZSA LLC, and sought explanations from them as necessary.

2) The Audit Committee monitored and examined whether the Accounting Auditor maintained its independence and implemented appropriate audits, as well as received reports from the Accounting Auditor regarding the execution of its duties and sought explanations as necessary. The Audit Committee also received notification from the Accounting Auditor that the "System for ensuring appropriate execution of the duties of the Accounting Auditor" (as enumerated in each Item of Article 131 of the Company Accounting Regulation Ordinance) has been prepared in accordance with the "Quality Control Standards for Auditing" (issued by the Business Accounting Council) and other relevant standards, and sought explanations as necessary.

Based on the foregoing method, the Audit Committee reviewed the business report and the supplementary schedules, the consolidated financial statements for this fiscal year (consolidated balance sheet, consolidated statement of income, and consolidated statement of changes in net assets) as well as the non-consolidated financial statements for this fiscal year (non-consolidated balance sheet, non-consolidated statement of income, and non-consolidated statement of changes in net assets) and supplementary schedules thereto.

2. Audit Results
    (1) Audit Results on the Business Report, etc.
      1) In our opinion, the business report and the supplementary schedules fairly represent the Company's condition in conformity with the applicable laws and regulations as well as the Articles of Incorporation of the Company.
      2) We have found no evidence of misconduct or material facts in violation of the applicable laws and regulations, nor of any violation with respect to the Articles of Incorporation of the Company, related to performance of duties by the Directors and Corporate Executive Officers.
      3) In our opinion, the content of the resolutions of the Board of Directors regarding the internal control systems is appropriate. In addition, we have found no matters to remark upon with respect to the content of the Business Report or the execution of duties by the Directors and Corporate Executive Officers regarding the internal control systems, including internal control over financial reporting.
    (2) Results of Audit of the Consolidated Financial Statements
         In our opinion, the method and the results of the audit used and conducted by KPMG AZSA LLC, the Accounting Auditor, are appropriate.
    (3) Results of Audit of the Non-Consolidated Financial Statements and Supplementary Schedules
         In our opinion, the method and the results of the audit used and conducted by KPMG AZSA LLC, the Accounting Auditor, are appropriate.

May 11, 2026

                              The Audit Committee of Sumitomo Mitsui Financial Group, Inc.

                                  Audit Committee Member   Sonosuke Kadonaga (Seal)
                                  Audit Committee Member   Toshihiro Isshiki (Seal)
                                  Audit Committee Member   Honami Matsugasaki (Seal)
                                  Audit Committee Member   Yoriko Goto (Seal)
                                  Audit Committee Member   Charles D. Lake II (Seal)

(Note) Messrs. and Mses. Sonosuke Kadonaga, Yoriko Goto and Charles D. Lake II are Outside Directors pursuant to Article 2, Item 15 and Article 400, Paragraph 3 of the Companies Act of Japan.